Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in the Report of Foreign Private Issuer on Form 6-K, or Form 6-K, to which this exhibit relates. Our financial statements are prepared in conformity with International Financial Reporting Standards, or IFRS, and interpretations, as issued by the International Accounting Standards Board. Also, the interim financial statements have been prepared on basis of International Accounting Standards 34, Interim Financial Reporting. Unless otherwise indicated or the context otherwise requires, all references herein to the terms “SatixFy,” “SatixFy Communications,” the “Company,” “we,” “us” and “our” refer to SatixFy Communications Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States.

Cautionary Statement Regarding Forward Looking Statements

Certain statements included herein may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding us or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward- looking. Forward- looking statements included herein may include, for example, statements about:

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to:

•	Unpredictability in the satellite communications industry;

•	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

•	Competition in the satellite communications industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors;

•	Failure by us to adjust our supply chain volume due to changing market conditions or failure to estimate its customers’ demand;

•	Disruptions in relationships with any one of our key customers;

•	Disruptions in relationships with any one of our third-party manufacturers or suppliers;

•	Any difficulty selling our products if customers do not design its products into their product offerings;

•	Our dependence on winning selection processes and gaining market acceptance of our technologies and products;

•	Our ability to generate timely or sufficient net sales or margins from our technologies and products;

•	Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;

•	Sustained yield problems or other delays in the manufacturing process of our products;

•	Changes in the need for capital and the availability of financing and capital to fund our needs;

•	Changes in the need for capital and the availability of financing and capital to fund out needs;

•
Our expectations to continue to fund our operations through issuance of convertible securities, ordinary shares no par value, or the Ordinary Shares, and warrants, revenues from existing customers and additional prepayments from such customers, revenues from new customers and governmental grants;

•	Our plans to restructure our existing debt;

•	Our ability to maintain effective internal control over financial reporting;

•	Our ability to retain key personnel and to replace such personnel on a timely basis or on acceptable terms;

•	Exchange rate fluctuations;

•	Changes in interest rates or rates of inflation;

•	Legal, regulatory and other proceedings;

•	Changes in applicable laws or regulations, or the application thereof on us;

•	The results of future financing efforts;

•	Our ability to maintain continued listing standards with the NYSE American LLC:

•
General market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war, the on-going war of attrition with the Hezbollah in the north, the on-going threats from Iran, Palestinian military organizations in the West Bank, the Houthi Movement in Yemen, as well as other hostile countries, such as Syria; and

•	The other matters described in “Item 3. Key Information – D. Risk Factors” section in our Annual Report (as defined below).

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2023, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Our Company

We are a vertically integrated satellite communications systems provider using our own semiconductors, focused on designing chips and systems that serve the entire satellite communications value chain — from the satellite payload Application Specific Integrated Circuits, or ASICs, to user terminals. We create chip technologies capable of enabling satellite-based broadband delivery to markets around the world. Since we commenced operations in June 2012, through June 30, 2024 we have invested over $258 million in research and development, or R&D, to create what we believe are the most advanced satellite communications and ground terminal chips in the world.

We develop advanced ASICs and RFICs based on technology designed to meet the requirements of a variety of satellite communications applications, mainly for LEO, MEO and GEO satellite communications systems, Aero/IFC systems and certain COTM applications. Our chip technology supports ESMA, digital beamforming and beam-hopping, on-board processing for payloads and SDR modems — each of which will be critical for providing optimized access to LEO satellite constellations.

We believe we are one of the only vertically integrated maker of satellite communications systems selling products across the entire satellite communications value chain. All of our systems integrate our proprietary semiconductor chips, of which we are a fabless manufacturer. We design our chips, code our software and design end-to-end communications systems for use in various satellite communications applications.

Our end-to-end solutions for the satellite communications industry include satellite payloads, user terminals (ground and Aero/IFC) and hubs, each built around our advanced ASICs and RFICs. We have a diverse customer base in terms of types of customers, including satellite operators, airlines, manufacturers of satellite communications systems, and other connectivity service providers that integrate our chips and systems in their satellite communications infrastructure. We believe that our modular, scalable and software controllable technology, our focus on producing products for the entire satellite communications value chain and our ability and experience in designing our systems to meet our customers’ specifications, differentiate us from our competitors.

We expect that our growth in the coming years will be driven by continued rapid increases in demand for high-speed broadband services across the globe, which will be propelled by an increasing number of internet users, broadband connected devices, amount of global data usage and the need for ubiquitous connectivity. We believe that our technologies are well positioned to meet the need for compatible chips and systems to connect new satellite technologies with existing systems and maximize their innovative potential.

       We have incurred operating losses in each year since our inception. We incurred net losses of $21.3 million and $46.3 million for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, we had an accumulated deficit of $532.6 million, mostly attributed to a non-recurring, non-cash listing expense due to the application of IFRS 2 (Share-based Payments) and to non-cash finance expense reflecting the revaluation of a derivative contract relating to the transactions under an OTC Equity Prepaid Forward Transaction by and among us, Endurance Acquisition Corp., SatixFy MS, our wholly owned subsidiary, and Vellar Opportunity Fund SPV LLC- Series 7, dated October 24, 2022, which was terminated in October 2023, or the Forward Purchase Agreement.

Recent Developments

Recent Purchase Order

On June 17, 2023, we announced that we secured a significant order from an undisclosed customer. Under the terms of the order, we will be supplying Prime2 Space-Grade chips and software over the coming five quarters in exchange for payment from the customer to us of more than $20 million. This is a follow up order to an earlier $4 million order from September 2023.

At-The-Market Offering

On July 29, 2024, we entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent as agent or principal, Ordinary Shares. in an “at-the market” offering, as defined in Rule 415(a)(4) promulgated under the Securities Act, for an aggregate offering price of up to $7.145 million. We will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. We are not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that we will sell any Ordinary Shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place.

Principal Components of Our Results of Operations

Revenues

In the six months ended June 30, 2024, we generated substantially all of our revenues from the sale of our products, while during the corresponding period ended June 30, 2023, we generated substantially all of our revenues from development services and preproduction provided to our customers in connection with projects on which we are engaged (although we maintain ownership of the intellectual property developed in connection with such projects). Our revenue from sales of products consisted mostly of revenue from contracts for the provision of products, including product prototypes, and components, such as our proprietary chips.

Our mix of revenue has begun to gradually shift to sales of products since the end of 2023 and we expect this trend to continue as we attract more customers, develop custom-tailored and off-the-shelf products and begin to deliver satellite communications systems at scale.

Cost of sales and services

Our cost of sales and services for the six months ended June 30, 2024 includes mainly the costs of our chip manufacturing subcontractors, chip manufacturing tools and materials and models, shipping costs, and related depreciation and amortization. The cost of sales and services for the six months ended June 30, 2023 includes mainly salaries and related expenses of our research and development services personnel, chip manufacturing tools and materials and models.

Research and development expenses

Research and development expenses consist primarily of salaries (including bonuses, share-based payments, benefits and related expenses) of personnel involved in R&D and the cost of development tools, third-party intellectual property licenses, and subcontractors, net of public sector grants, including from the European Space Agency, or ESA, which offset some of our research and development expenses.

To date, we have expensed all of our R&D costs as incurred. We expect to continue investing in R&D and, accordingly, expect our research and development expenses to increase. We also expect to benefit from additional funding from the ESA and other government and public sector entities, which, if obtained, would offset a portion of our research and development expenses.

Selling and marketing expenses

Selling and marketing expenses consist mainly of salaries (including bonuses, share-based awards, benefits and related expenses) of our personnel involved in the sales and marketing of our products, as well as advertising, exhibition and related expenses (including related travel).

We expect our sales and marketing costs to increase as we bring more products to market, the demand for our products increases and we hire more sales and marketing personnel.

General and administrative expenses

General and administrative expenses consist mainly of salaries (including bonuses, share-based awards, benefits and related expenses) of management and administrative personnel, overhead costs (including facilities rent and utilities), legal expenses, depreciation and amortization of property and equipment not used in the manufacturing of our products or provisions of our services and costs associated with being a public company, such as costs related to director and officer liability insurance, director fees and public company-related auditing and compliance costs.

Share in the loss of a company accounted by equity method, net

This represents our share in the loss of a company accounted by equity method, net, which reflects our proportionate share of the loss of Jet Talk, a joint venture with STE. We own 51% of Jet Talk’s equity, but do not control the company, as STE controls the company’s financing, participates substantially in directing its marketing and R&D activities (the latter generally being contracted to us) and also participates in the appointment of the chief executive officer, among other senior management personnel. We are committed to provide Jet Talk with future development services for a large Aero/IFC terminal, exclusive marketing rights for the commercial aviation market, technical skills, staff expertise, R&D facilities and an exclusive, royalty-free, world-wide, perpetual, non-transferable, irrevocable license to use and commercially exploit our intellectual property for the development, production, sales and marketing of satellite antenna systems for the commercial aviation market. While Jet Talk has generated losses to date, we expect Jet Talk to contribute significantly to our results of operations in the future.

Finance Income and Expenses

Finance income includes mainly the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities, fair value adjustments related to financial assets and liabilities and interest on bank deposits.

Finance expenses include mainly interest on loans and bank fees, depreciation of our right-of-use assets, amortization of debt and warrant discounts, fair value adjustments related to financial assets and liabilities and the impact of foreign exchange remeasurement of certain subsidiary financial assets and liabilities.

Income taxes

To date, we have not been subject to income taxes, due to the fact that we have incurred losses in every year since commencing operations, and we have not recorded any income tax benefits since there is uncertainty as to our ability to utilize our tax loss carryforwards in future periods.

A.            Results of Operations

Our results of operations for the six months ended June 30, 2024 and 2023 were as follows:

	For the six-month period ended June 30
	2024	2023
	USD in thousands, except share and per share data
Revenues:
Development services and preproduction	1,641	4,129
Sale of products	4,410	1,540
Total revenues	6,051	5,669

Cost of sales and services:
Development services and preproduction	291	2,673
Sale of products	1,267	649
Total cost of sales and services	1,558	3,322

Gross profit	4,493	2,347

Research and development expenses, net	13,275	13,390
Selling and marketing expenses	1,059	1,395
General and administrative expenses	3,873	4,194
Loss from operations	(13,714)	(16,632)

Finance Income	87	37
Finance Expenses	(7,615)	(5,296)
Derivatives Revaluation	-	(24,104)
Company’s share in the loss of a company accounted by equity method, net	(19)	(261)
Loss before income taxes	(21,261)	(46,256)
Income taxes	-	-
Loss for the period	(21,261)	(46,256)

Other comprehensive income (loss) net of tax:
Exchange gain (loss) arising on translation of foreign operations	-	(272)
Total comprehensive loss for the period	(21,261)	(46,528)

Basic and diluted loss per share (in dollars)	(0.25)	(0.57)
Basic and diluted weighted average common shares outstanding	83,777,164	80,732,123

Revenues

Total Revenues

Total revenues of $6.1 million increased by $0.4 million, or 7%, for the six months ended June 30, 2024 compared to $5.7 million for the six months ended June 30, 2023. In the six months ended June 30, 2024, we generated substantially all of our revenues from the sale of our products while during the corresponding period ended June 30, 2023, we generated substantially all of our revenues from development services and preproduction provided to our customers in connection with projects on which we are engaged.

Development services and preproduction

Development services and preproduction of $1.6 million decreased by $2.5 million, or 61%, for the six months ended June 30, 2024 compared to $4.1 million for the six months ended June 30, 2023. The decrease was primarily driven by completion of some of our development services agreement while shifting towards sale of products.

Sale of products

Sale of products of $4.4 million increased by $2.9 million, or 193%, for the six months ended June 30, 2024 compared to $1.5 million for the six months ended June 30, 2023. The increase was primarily driven by commencement of shipment of engineering sample of our space-grade ASICs.

Cost of Sales and Services

Total Cost of sales and services

Total cost of sales and services of $1.6 million decreased by $1.7 million, or 52%, for the six months ended June 30, 2024 compared to $3.3 million for the six months ended June 30, 2023. The decrease is due to the increase in the sales of our space-grade ASICs, which bear higher gross margins.

Development services and preproduction

Development services and preproduction of $0.3 million decreased by $2.4 million, or 89%, for the six months ended June 30, 2024 compared to $2.7 million for the six months ended June 30, 2023. The decrease reflects the decrease in the provision of development services during the six months ended June 30, 2024.

Sale of Products

Sale of products of $1.3 million increased by $0.7 million, or 117%, for the six months ended June 30, 2024 compared to $0.6 million for the six months ended June 30, 2023. The increase was primarily driven by an increase in the provision of our products during the six months ended June 30, 2024.

Gross profit

Gross profit of $4.5 million increased by $2.2 million, or 96%, for the six months ended June 30, 2024 compared to $2.3 million for the six months ended June 30, 2023, reflecting our increase in the provision of our space-grade ASICs, which bear higher gross margins.

Research and development expenses

Net Research and development expenses of $13.3 million decreased by $0.1 million, or 1%, for the six months ended June 30, 2024 compared to $13.4 million for the six months ended June 30, 2023. Our gross R&D expenditure decreased mainly due to the decrease in salaries and related costs and a decrease of post silicon costs related to ASICs. Our net research and development expenses were affected mostly by the decrease of the costs mentioned above offset by lower ESA funding for the six months ended June 30, 2024.

Selling and marketing expenses

Selling and marketing expenses of $1.1 million decreased by $0.3 million, or 21%, for the six months ended June 30, 2024 compared to $1.4 million for the six months ended June 30, 2023. The decrease was mostly driven by a decrease in salaries and related travel.

General and administrative expenses

General and administrative expenses of $3.9 million decreased by $0.3 million, or 7%, for the six months ended June 30, 2024 compared to $4.2 million for the six months ended June 30, 2023.  The decrease is mainly attributable to a decrease in legal fees and insurance costs.

Loss from operations

Loss from operations of $13.7 million decreased by $2.9 million, or 17%, for the six months ended June 30, 2024 compared to $16.6 million for the six months ended June 30, 2023, reflecting the factors discussed above.

Finance Income

Finance income of $0.09 million increased by $0.05 million, or 125%, for the six months ended June 30, 2024 compared to $0.04 million for the six months ended June 30, 2023.

Finance Expenses

Finance expenses of $7.6 million increased by $2.3 million, or 43%, for the six months ended June 30, 2024 compared to $5.3 million for the six months ended June 30, 2023. The increase was mainly attributed to the $1.5 million expense of interest recorded on the advanced payments from MDA (See Note 3 to our audited consolidated financial statements for the fiscal year ended December 31, 2023) and an increase in interest expenses associated with the amendments of the credit agreement, dated February 1, 2022, by and among the Company, on the one hand, and Wilmington Savings Fund Society, as administrative agent and the lenders thereunder. (See Note 12 to our unaudited interim condensed consolidated financial statements as of June 30, 2024, included as exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K of which this exhibit forms a part).

Derivatives Revaluation

Derivatives revaluation were null for the six months ended June 30, 2024 compared to $24 million for the six months ended June 30, 2023. The decrease was primarily driven by a decrease in our stock price, which effected our financial instruments (Price Adjustment Shares (as described in our Annual Report on Form 20-F for the year ended December 31, 2023) and warrants).

Share in the loss of a company accounted by equity method, net

Share in the loss of a company accounted by equity method, net, of $0.02 million decreased by $0.24 million, or 93%, for the six months ended June 30, 2024 compared to $0.26 million for the six months ended June 30, 2023.

Income taxes

We did not record tax benefits or expenses in the six months ended June 30, 2024 or the six months ended June 30, 2023.

Net loss for the period

       Net loss for the period of $21.3 million decreased by $25 million, or 54%, for the six months ended June 30, 2024 compared to $46.3. million the six months ended June 30, 2023, reflecting the factors discussed above.

B.            Liquidity and Capital Resources

Overview

Our primary cash needs are for working capital, including funding our R&D goals and meeting our contractual obligations and other commitments, and payment of principal and interest on our outstanding debt. To date, we have funded these working capital requirements and other expenses mainly through issuances of equity capital and borrowings, as well as grants and other funds received from the ESA. Our ability to expand our business and become cash flow positive will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate positive cash flows from operations, all of which depend on our ability to attract and retain customers, develop new products and compete effectively, as well as certain factors outside of our control.

We expect to continue to fund our operations through issuance of convertible securities, Ordinary Shares (including under the Sales Agreement and potential use of an equity line of credit, which is not currently active) and warrants, revenues from existing customers and additional prepayments, revenues from new customers and governmental grants. We also intend to restructure our existing debt.

As of June 30, 2024, our cash and cash equivalents amounted to $7.9 million and our financial debt amounted to $65.7 million.

Cash flows

The following table summarizes our statement of cash flows for the six months ended June 30, 2024 and 2023:

	For the six-month period ended June 30
	2024	2023
Net cash used in operating activities	(22,277)	(10,240)
Net cash provided by (used in) investing activities	16,505	(37)
Net cash provided by (used in) financing activities	(285)	9,598
(Decrease) increase in cash and cash equivalents	(6,057)	(679)

Net cash used in operating activities

Net cash used in operating activities was $22.3 million and $10.2 million for the six months ended June 30, 2024 and 2023, respectively. The increase of $12 million reflects a change in the fair value of warrant liabilities expense of $0 in 2024 compared to a $24.1 million expense in 2023, finance expenses on loans of $4.6 million in 2023 compared to $0.4 million in 2022, and the evolution of our working capital.

Net cash used in investing activities

Net cash provided by investing activities was $16 million for the six months ended June 30, 2024 compared to $37 thousand used in investing activities for the six months ended June 30, 2023. The change was mainly attributed to the MDA transaction (see Note 3 to our unaudited interim condensed consolidated financial statements as of June 30, 2024, included as exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K of which this exhibit forms a part ).

Net cash provided by financing activities

Net cash used  in financing activities was $0.3 million for the six months ended June 30, 2024 compared to $9.6 million provided by financing activities for the six months ended June 30, 2023. The change was mainly attributed to issuance of shares in 2023 of $10 million as part of the Forward Purchase Agreement.

Off-Balance Sheet Arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

C.            Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

D.            Trend Information.

Other than as disclosed elsewhere herein or the Form 6-K to which this exhibit relates (including the other exhibits to the Form 6-K), we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to June 30, 2024 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused our disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.             Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. For a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.